UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

August 5, 2020	0-7928
Date of Report (Date of earliest event reported)	Commission File Number

(Exact name of registrant as specified in its charter)

Delaware	11-2139466
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

68 South Service Road, Suite 230 Melville, New York 11747
(Address of Principal Executive Offices) (Zip Code)

(631) 962-7000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.10 per share	CMTL	NASDAQ Stock Market LLC
Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On August 5, 2020, Comtech Telecommunications Corp. (the “Company”) participated in an investor conference. A copy of the Company’s investor presentation is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K. Such investor presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 8.01, including Exhibit 99.1 attached hereto, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Additional Information and Where to Find It

The presentation included in this current report contains information in respect of a proposed business combination involving Comtech and Gilat. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. In connection with the proposed business combination involving Comtech and Gilat, a Registration Statement on Form S-4 (File No. 333-236840) has been filed with and declared effective by the SEC. This document is not a substitute for the prospectus/proxy statement included in the Registration Statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement/final prospectus contained in the Registration Statement and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this presentation contains forward-looking statements, including but not limited to, information relating to the Company’s and Gilat's future performance and financial condition, plans and objectives of the Company's management and Gilat’s management and the Company's and Gilat’s assumptions regarding such future performance, financial condition, and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company's and Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of the Company's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: the risk that the acquisitions of Gilat Satellite Networks Ltd. (“Gilat”) and UHP Networks Inc. and its sister company (together, “UHP”) may not be consummated for reasons including that the conditions precedent to the completion of the acquisitions may not be satisfied or the occurrence of any event, change or circumstances could give rise to the termination of the agreements; the risk that regulatory approvals will not be obtained; the possibility that the expected synergies from recent or pending acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that acquired businesses will not be integrated with Comtech successfully; the possibility of disruption from recent or pending acquisitions, making it more difficult to maintain business and operational relationships or retain key personnel; the risk that the Company will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the nature and timing of receipt of, and the Company's performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with expanding sales of the Company's HeightsTM Networking Platform ("Heights"); changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification, and other similar matters; risks associated with the Company’s obligations under its Credit Facility; risks associated with large contracts; risks associated with the COVID-19 pandemic; and other factors described in this and the Company's and Gilat’s other filings with the Securities and Exchange Commission. Neither the Company nor Gilat undertakes any duty to update any forward-looking statements contained herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Investor Presentation dated August 05, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Comtech Telecommunications Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMTECH TELECOMMUNICATIONS CORP.
Dated: August 5, 2020

	By:	/s/ Michael A. Bondi
		Name:	Michael A. Bondi
		Title:	Chief Financial Officer